Hartford Series Fund, Inc.

690 Lee Road

Wayne, PA 19087

July 23, 2020

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Hartford Series Fund, Inc. (SEC File No. 333-239403) (the “Registrant”)

Dear Ms. O’Neal and Mr. Manion:

This letter responds to legal comments provided telephonically to me and Alexander Karampatsos of Dechert LLP on July 20, 2020 and accounting comments provided telephonically to me on July 20, 2020, in connection with your review of the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”) (“Registration Statement”), related to the reorganization of each Acquired Fund identified below into the corresponding Acquiring Fund identified below. The Registration Statement was filed on June 24, 2020.

Acquired Fund	Corresponding Acquiring Fund
Hartford Global Growth HLS Fund*	Hartford Disciplined Equity HLS Fund*
Hartford Growth Opportunities HLS Fund**	Hartford Disciplined Equity HLS Fund*
Hartford MidCap Growth HLS Fund**	Hartford MidCap HLS Fund*
Hartford MidCap Value HLS Fund*	Hartford MidCap HLS Fund*
Hartford Value HLS Fund*	Hartford Dividend and Growth HLS Fund*
Hartford High Yield HLS Fund*	Hartford Total Return Bond HLS Fund*
Hartford U.S. Government Securities HLS Fund**	Hartford Ultrashort Bond HLS Fund*

* The fund is a series of Hartford Series Fund, Inc.

** The fund is a series of Hartford HLS Series Fund II, Inc.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in the definitive filing to be filed pursuant to Rule 497(b) under the Securities Act. Capitalized terms have the same meaning as defined in the Registration Statement.

Legal Comments:

(1)	Comment: In the section entitled “SYNOPSIS – COMPARISON OF HARTFORD GLOBAL GROWTH HLS FUND AND HARTFORD DISCIPLINED EQUITY HLS FUND - Comparison of the Investment Objectives, Fundamental Investment Restrictions, Principal Investment Strategies and Principal Risks,” consider highlighting the statement in the third bullet point regarding the Acquiring Fund’s investments in foreign securities in light of the reorganization involving a global fund and a domestic fund.

Response: The Registrant will highlight this statement in the definitive filing.

(2)	Comment: In the section entitled “SYNOPSIS – COMPARISON OF HARTFORD U.S. GOVERNMENT SECURITIES HLS FUND AND HARTFORD ULTRASHORT BOND HLS FUND - Comparison of the Investment Objectives, Fundamental Investment Restrictions, Principal Investment Strategies and Principal Risks,” consider highlighting the statement in the second bullet point regarding the Acquired Fund’s and the Acquiring Fund’s dollar weighted average duration.

Response: The Registrant will highlight this statement in the definitive filing.

Accounting Comments:

(1)	Comment: In the section entitled “Pro Forma Financial Information (Unaudited)” in the Statement of Additional Information, please include the standard disclosure indicating that the preparation of the pro forma financials requires management to use estimates and actual results may vary.

Response: In the section of the Statement of Additional Information entitled “Pro Forma Financial Information (Unaudited),” the Registrant will add the following statement to the first paragraph in the definitive filing: The preparation of the Pro Forma financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(2)	Comment: Under the heading “Pro Forma Financial Information (Unaudited) – Note 4 – Portfolio Repositioning” in the Statement of Additional Information, please provide further explanation of the types of securities that will be sold prior to the consummation of each of the following Reorganizations: the Reorganization of Hartford Global Growth HLS Fund into Hartford Disciplined Equity HLS Fund and the Reorganization of Hartford Value HLS Fund into Hartford Dividend and Growth HLS Fund.

Response: With respect to the Reorganization of Hartford Global Growth HLS Fund into Hartford Disciplined Equity HLS Fund and the Reorganization of Hartford Value HLS Fund into Hartford Dividend and Growth HLS Fund, the Registrant will add the following to Note 4 in the Statement of Additional Information in the definitive filing: The estimated percentage of portfolio securities to be sold for each Acquired Fund reflects (1) the securities that are not currently held by corresponding Acquiring Fund (i.e. the non-overlapping positions); plus (2) if a security is held by the corresponding Acquiring Fund, the excess percentage of such security held by the Acquired Fund (i.e. the sale of a portion of the overlapping position where the weight of such security held by the Acquired Fund exceeds the weight of such security held by the corresponding Acquiring Fund in order for the weight of such security held by the Acquired Fund to mirror the weight held by the corresponding Acquiring Fund).

If you have any further comments or questions, please contact me at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:	John O’Hanlon

Alexander Karampatsos